May 10, 2007

Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Surfect Holdings, Inc. Annual Report on Form 10-KSB/A filed May 1, 2007 Amendment No. 5 to Registration Statement on Form SB-2 filed May 1, 2007 (File No. 333-139034)

Dear Ms. Fisher:

We are counsel to Surfect Holdings, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated May 8, 2007 SEC (“Comment Letter”), from the Division of Corporation Finance to the Company’s Annual Report on Form 10-KSB/A for its the fiscal year ended December 31, 2006 (“10-KSB/A”) and Amendment No. 5 to the Company’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2007 (“Form SB-2”). Our responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 6 to the Form SB-2.

Index to Financial Statements, page F-1

Note 13, Stock Options, page F-21

1.
Please refer to prior comment 9 from our letter dated April 12, 2007. Your response does not appear to fully address our prior comment. With respect to the stock options granted to non-employees, please revise this note to quantify the significant assumptions used within the Black-Scholes model and underlying reasons for the significant assumptions used within this model. Please also tell us how the change in volatility assumptions as a result of prior comment 8 from our letter dated April 12, 2007 has impacted your valuation of these stock options issued to non-employees.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
May 10, 2007

The significant assumptions used within the Black-Scholes model with respect to non-employees have been quantified and reflected in Note 13. The change in volatility assumption increased the amount of 2006 non-employee stock based compensation by $1,708 and increased the unamortized portion from approximately $59,000 to $90,000. All appropriate adjustments will be reflected in the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2007.

Form 10-QSB for the Quarter Ended September 30, 2006

2.
Please refer to prior comment 10 from our letter dated April 12, 2007. Prior to requesting effectiveness on this registration statement, please amend your quarterly report to address the comments issued in this letter and in our prior letters.

The Form 10-QSB has been amended to address the Commission’s comments, as appropriate.

Form 10-KSB for the Year Ended December 31, 2006

3.
As appropriate, please amend your annual report on Form 10-K to address the comments in this letter. In order to enhance an investors’ understanding, please provide an explanatory paragraph at the forefront that explains to the investor the reasons that you are amending your annual report.

The Form 10-KSB/A has been further amended to address the comment in the SEC Comment Letter and to add an explanatory paragraph.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
May 10, 2007

Please direct any questions or comments concerning this response to Nancy Brenner at (212) 659-4969 or Harvey Kesner at (212) 659-4973.

Sincerely,

/s/ Nancy Brenner

Nancy Brenner

cc:	Steven Anderson
Anthony M. Maffia, Jr.
Eduardo Duffy, Esq.

Haynes and Boone, LLP
153 East 53rd Street  Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300